Exhibit 21.1

List of Subsidiaries

		Percentage of
	Jurisdiction of	Our Ownership
Name	Incorporation	Interest
Majority Owned Subsidiaries:
SemiLEDs Optoelectronics Co., Ltd.	Taiwan	100%
Helios Crew Corporation	Delaware	100%
Taiwan Bandaoti Zhaoming Co., Ltd (Silicon Base Development, Inc.)	Taiwan	100%
SemiLEDs International Corporation Ltd.	Hong Kong	100%
Xuhe Guangdian Co., Ltd.	China	100%

Unconsolidated Joint Venture Entities:
Xurui Guangdian Co. Ltd. (inactive)	China	49%